Room 3F No. 11 Building
Zhonghong International Business Garden
Future Business Center
Chaoyang North Road, Chaoyang District,
Beijing, China 100024
(86)10-59621278

May 2, 2008

By EDGAR Transmission and by Hand Delivery

Joshua Thomas
Staff Accountant
Office of Beverages, Apparel
Health Care Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Agritech, Inc.
Item 4.01 Form 8-K Filed April 24, 2008 File No, 000-49608

Dear Mr. Thomas,

China Agritech, Inc. (“Agritech”) hereby submits this Amendment No. 1 to our Form 8-K, filed April 24, 2008, Commission File Number 000-49608 (the “Form 8-K”) in response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 28, 2008, with respect to the Form 8-K.

1.  Staff’s Comment:

“Disclose whether the former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Please refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K for further information”.

Agritech’s Response:

The report of Kabani & Co. LLP (the “Former Auditor”) on the Company financial statements for either of the past two years did not contain adverse opinion, a disclaimer of opinion, and it was not qualified or modified as to uncertainty, audit scope or accounting principles.

2.  Staff’s Comment:

“We note your disclosure that Grobstein, Horwath & Company LLP, did not advise you with respect to any of the matters described in paragraphs (a)(2)(i) or (ii) of Item 304 of Regulation S-B. Please revise your disclosure to refer to the appropriate paragraphs of Regulation S-K, as Regulation S-B no longer applies to you”.

Agritech’s Response:

Grobstein, Horwath & Company LLP, did not advise the Company with respect to any of the matters described in paragraphs (a)(2)(i) or (ii) of Item 304 of Regulation S-K.

3.  Staff’s Comment:

“Please provide a copy of your amended Form 8-K to your former auditor and amend your Form 8-K to include the letter required by paragraph (a)(3) of Item 304 of Regulation S-K”.

Agritech’s Response:

Agritech has provided a copy of the amended Form 8-K to the Former Auditor and requested to furnish it a letter addressed to the Commission stating whether it agrees with the statements stated in the Form 8-K. Upon the Former Auditor’s provision of a copy of such letter to Agritech, it will promptly file a copy with the Commission via an amendment as required by paragraph (a)(3) of Item 304 of Regulation S-K.

4.  Staff’s Comment:

“In connection with responding to our comments, please provide, in writing a statement from the company acknowledging:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States”.

Agritech’s Response:

In connection with the above responses, Agritech acknowledges the following statements:

1.	Agritech is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission (the “Filings”).

2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings.

3.	Agritech may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss the Form 8K, as amended, or if you would like to discuss any other matters, please contact the undersigned at (86) 10-58702123 or Joseph R. Tiano, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel, at (202) 508-4306.

CHINA AGRITECH, INC.

Date: May 2, 2008	By:	/s/ Yu Chang
Yu Chang Chairman and Chief Executive Officer

CC:    Joseph R. Tiano, Jr., Thelen Reid Brown Raysman & Steiner, LLP
  R. Shawn McBride, Thelen Reid Brown Raysman & Steiner, LLP